August 3, 2016
VIA EDGAR
Vanessa Robertson
Senior Staff Accountant
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Concordia International Corp.
Form 40-F for the fiscal year ended December 31, 2015
Filed March 24, 2016
Form 6-K for the month of May 2016
Filed May 13, 2016
File No. 1-37413
Dear Ms. Robertson:
This letter relates to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, dated August 3, 2016, concerning the Form 40-F for the fiscal year ended December 31, 2015 and the Form 6-K for the month of May 2016 of Concordia International Corp. (the “Company”).
Per your conversation on August 3, 2016 with the Company’s counsel, Sullivan & Cromwell LLP, the Company is in receipt of the Comment Letter and hereby confirms that it will address the Staff’s comments by August 31, 2016.
Should any member of the Staff have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (905) 842-5150 (ext. 228) or by email (FTallarico@concordiarx.com) or Robert Buckholz of Sullivan & Cromwell LLP at (212) 558-3876 or by email (buckholzr@sullcrom.com).

SC1:4190193.1

Securities and Exchange Commission
August 3, 2016

Sincerely,

/s/ Francesco Tallarico

Francesco Tallarico

cc:	Jim B. Rosenberg
Lisa Vanjoske
(Securities and Exchange Commission)

Robert Buckholz
(Sullivan & Cromwell LLP)

SC1:4190193.1